UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas 67501

Phone: 620.662.3697 Toll Free: 1.800.239.5526 Fax: 620.662.6861

BALATON COMPLETES PRIVATE PLACEMENT OF US$180,000
AND SETTLES DEBT

Vancouver, B.C. Canada, September 2, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") is pleased to announce that on August 31, 2004 it closed a non-brokered private placement of 600,000 units at a price of US$0.30 per unit for gross proceeds of US$180,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant Share"). Each Warrant Share entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The Warrant Shares will expire on August 31, 2006. The Shares are subject to a four month hold period which will expire on January 1, 2005.

Balaton also announces that on August 31, 2004 it settled US$36,024.80 of outstanding debt at a deemed price of CAD$0.30 per unit resulting in the issuance of 120,083 units in the capital of Balaton. Each Warrant Share entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The Warrant Shares will expire on August 31, 2006. The Shares are subject to a four month hold period which will expire on January 1, 2005. No insiders of Balaton participated in the shares for debt arrangement.

The securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons", as such term in defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Robert Wyllie

Robert Wyllie
Chief Financial Officer

For further inquiries please contact: KTM Consulting Inc
516.561.6620
Kevin McKnight
kmcknight@ktmconsulting.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Telephone: (620) 662-3697

Item 2 Date of Material Change

August 31, 2004

Item 3 News Release

News Release dated September 2, 2004 was filed on SEDAR and disseminated via Stockwatch, Vancouver, British Columbia and Market News Publishing Inc. on September 2, 2004.

Item 4 Summary of Material Change

The Company announced that it closed a non-brokered private placement of 600,000 units for gross proceeds of US$180,000 (CAD$235,800) and settled US$36,024.80 (CAD$47,192.62) of outstanding debt.

Item 5 Full Description of Material Change

The Company announced a non-brokered private placement of 600,000 units in the capital of the Company at a price of US$0.30 (CDN$0.393) per unit issued pursuant to Unit Subscription Agreements for proceeds of US$180,000 (CDN$235,800). Each unit consists of one common share and one non-transferable share purchase warrant ("Warrant") in the capital of the Company. Each Warrant entitles the holder for two years after the date of issuance to acquire one additional common share in the capital of the Company at an exercise price of US$0.40.

The Company also announced that it settled US$36,024.80 (CAD$47,192.62) of outstanding debt at a deemed price of US$0.30 (CDN$0.393) per unit resulting in the issue of 120,083 units in the capital of the Company. Each unit consists of one common share and one non-transferable share purchase warrant ("Warrant") in the capital of the Company. Each Warrant entitles the holder for two years after the date of issuance to acquire one additional common share in the capital of the Company at an exercise price of US$0.40. No insiders participated in the debt settlement arrangement.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Robert Wyllie, Chief Financial Officer, Balaton Power Inc.
Telephone: (905) 260-5429

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 2nd day of September, 2004.

/s/ Robert Wyllie
ROBERT WYLLIE
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 16, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer